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                                                                      EXHIBIT 12

            INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                                           YEARS ENDED DECEMBER 31,
                                          ----------------------------------------------------------
                                            1994       1995        1996         1997         1998
                                          --------   --------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS)
Earnings
  Net income............................  $201,943   $196,437   $  251,774   $  338,684   $  369,352
  Add:
     Provision for income taxes.........   110,064    141,909      143,165      187,475      192,922
     Fixed charges......................   421,170    592,519      655,958      754,246      778,817
  Less:
     Capitalized interest...............    44,610     51,091       50,368       48,818       54,297
                                          --------   --------   ----------   ----------   ----------
  Earnings as adjusted (A)..............  $688,567   $879,774   $1,000,529   $1,231,587   $1,286,794
                                          ========   ========   ==========   ==========   ==========
  Preferred dividend requirements.......  $  6,890   $ 13,096   $   16,599   $   16,348   $   16,965
     Ratio of income before provision
       for income taxes to net income...       155%       172%         157%         155%         152%
                                          --------   --------   ----------   ----------   ----------
     Preferred dividend factor on pretax
       basis............................    10,680     22,525       26,060       25,339       25,787
                                          --------   --------   ----------   ----------   ----------
  Fixed charges
     Interest expense...................   376,560    541,428      573,599      642,321      639,964
     Capitalized interest...............    44,610     51,091       50,368       48,818       54,297
     Interest factor of rents...........     --         --          31,991       63,107       84,556
                                          --------   --------   ----------   ----------   ----------
  Fixed charges as adjusted (B).........   421,170    592,519      655,958      754,246      778,817
                                          --------   --------   ----------   ----------   ----------
  Fixed charges and preferred stock
     dividends (C)......................  $431,850   $615,044   $  682,018   $  779,585   $  804,604
                                          ========   ========   ==========   ==========   ==========
Ratio of earnings to fixed charges ((A)
  divided by (B)).......................      1.63x      1.48x        1.53x        1.63x        1.65x
                                          ========   ========   ==========   ==========   ==========
Ratio of earnings to fixed charges and
  preferred stock dividends ((A) divided
  by (C))...............................      1.59x      1.43x        1.47x        1.58x        1.60x
                                          ========   ========   ==========   ==========   ==========
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